GlobalFoundries and U.S. Department of Commerce Announce Award Agreement on CHIPS Act Funding for Essential Chip Manufacturing

Up to $1.5 billion from CHIPS and Science Act to support GF’s New York expansion plans and Vermont facility modernization

Additional $550 million from New York State confirmed

MALTA, NY, November 20, 2024 —GlobalFoundries (Nasdaq: GFS) (GF) and the U.S. Department of Commerce have announced an award of up to $1.5 billion in direct funding to GF through the CHIPS and Science Act. The award follows the previously signed preliminary memorandum of terms announced in February 2024 and will enable GF to expand its essential chip manufacturing and technology development in the U.S., strengthening supply chains and supporting customers across a range of vital end-markets including automotive, smart mobile devices, IoT, datacenters, and aerospace and defense.

“The idea of strengthening U.S. semiconductor manufacturing has been five-plus years in the making. With bipartisan support, that idea evolved into the CHIPS and Science Act,” said Dr. Thomas Caulfield, president and CEO of GF. “GF's essential chips are at the core of U.S. economic, supply chain and national security. We greatly appreciate the support and funding from both the U.S. Government and the states of New York and Vermont, which we will use to ensure our customers have the American-made chips they need to succeed and win.”

GF’s CHIPS and Science Act award will support three projects:

•Expansion of GF’s existing Malta, New York, fab by adding critical technologies already in production at GF’s Singapore and Germany facilities, to enable a secure and reliable supply of domestically manufactured essential chips for the U.S. auto industry.

•Modernization and upgrading of GF’s existing fab in Essex Junction, Vermont, to expand production capacity and create one of the world’s leading facilities capable of high-volume manufacturing of next-generation gallium nitride (GaN) semiconductors for use in electric vehicles, data centers, IoT, smartphones and other critical applications.

•In alignment with market conditions and customer demand, construction of a new state-of-art fab on GF’s Malta, New York, campus to meet expected demand for U.S.-made essential chips across a broad range of markets and applications including automotive, AI in the data center and at the edge, as well as aerospace and defense.

The two New York-based projects are expected to triple the existing capacity of GF’s Malta campus over the next 10-plus years, in alignment with expected market requirements and customer demand. Construction of the new fab will leverage the GF site’s existing infrastructure and ecosystem, enabling a fast and efficient path from construction to production.

In aggregate, these projects represent more than $13 billion of investment over the next 10-plus years across GF’s two U.S. sites. This investment includes the $1.5 billion CHIPS and Science Act award, more than $550 million in support from the New York State Green CHIPS Program, as well as funding and support from Vermont, GF ecosystem partners and key strategic customers, and other incentives.

Combined, these investments are expected to create close to 1,000 direct manufacturing jobs and more than 9,000 construction jobs over the life of these projects.

GF’s fabs in New York and Vermont are both Trusted Foundry accredited and manufacture secure chips in partnership with the U.S. government.

As part of its CHIPS and Science Act award, to attract and cultivate a pipeline of semiconductor talent in New York and Vermont, GF will continue to invest in and develop new workforce development efforts including curriculum development, internship and apprenticeship programs, K-12 STEM outreach, as well as additional education and training programs.

Consistent with GF’s longstanding commitment to our communities and the environment, GF’s design and construction plans for its expansions and modernizations in New York and Vermont will reflect the company’s sustainability goals for future operations.

About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors the world relies on to live, work and connect. We innovate and partner with customers to deliver more power-efficient, high-performance products for the automotive, smart mobile devices, internet of things, communications infrastructure and other high-growth markets. With our global manufacturing footprint spanning the U.S., Europe, and Asia, GF is a trusted and reliable source for customers around the world. Every day, our talented and diverse team delivers results with an unyielding focus on security, longevity, and sustainability. For more information, visit www.gf.com.
©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.
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Media Contact:
Michael Mullaney
michael.mullaney@gf.com
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